ONE SHELL PLAZA 910 LOUISIANA HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 www.bakerbotts.com	ABU DHABI AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON
Felix P. Phillips TEL +1 713.229.1228 FAX +1 713.229.7828 felix.phillips@bakerbotts.com
June 1, 2011
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Ms. Pamela Long
Ms. Jessica Dickerson

Re:	KiOR, Inc.
Registration Statement on Form S-1 (333-173440)
Amendment No. 2

Dear Ms. Long:
     At the request of our client, KiOR, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated May 27, 2011 (the “Comment Letter”) to Mr. Christopher A. Artzer, regarding the Company’s Registration Statement on Form S-1 (File No. 333-173440) (the “Initial Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on April 11, 2011, as amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the Commission on May 18, 2011. Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Company is Amendment No. 2 (“Amendment No. 2”) amending the Initial Registration Statement, as amended by Amendment No. 1. Amendment No. 2 is marked to show changes from Amendment No. 1. The Initial Registration Statement, as amended by Amendment No. 1 and Amendment No. 2 and all future amendments, is referred to herein as the “Registration Statement.” The information and undertakings provided below have been furnished by the Company.
     The Company’s responses below are preceded with the Staff’s comments for ease of reference. Page references in the Company’s responses correspond to the page numbers in Amendment No. 2.
General
1.	At the end of your response letter dated May 18, 2011, we note the representations provided by counsel on the company’s behalf. Please note that before the filing goes effective, these representations must be provided and signed by the company. It is not appropriate for counsel to provide the representations on the company’s behalf.
     The Company respectfully acknowledges the Staff’s comment. The Company has provided the required representations as Annex A hereto.

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2.	We note that throughout your registration statement, you have deleted discussions related to the Department of Energy loan guarantee. Please tell us why you have deleted these discussions. To the extent that this guarantee is no longer viable, please tell us what impact, if any, you expect this to have on your liquidity generally and your plans to construct standard commercial production facilities specifically.
     The Company’s Initial Registration Statement contained disclosure concerning the letter of intent (“LOI”) that the Company received in February 2011 from the Department of Energy (the “DOE”) under the Loan Guarantee Program (“LGP”). The disclosure made clear that the LOI was non-binding and was subject to negotiation of definitive terms. The disclosure also made clear that the Company had to receive the DOE loan guaranty approval, obtain the underlying loan, and commence construction of the project, all prior to September 30, 2011.
     In connection with what the Company understood to be a review of LGP applicants (as the program approached its September 30, 2011 sunset), in early May 2011, the DOE advised the Company that the DOE was notifying applicants of the status of their applications (e.g., rejected or continuing). On May 10, 2011, the Company received a letter from the DOE advising that the Company would receive continuing consideration of its application and setting June 16, 2011 as its application completion deadline.
     On May 15, 2011, the Company voluntarily requested to have its loan application placed on “hold” under the 2011 LGP and placed in line for continued consideration in 2012 under next year’s program. The DOE accepted the Company’s request to move its application to 2012 and agreed to resume the process when the 2012 program receives its funding.
     The Company’s decision to defer its application into 2012 was a function of a number of business considerations including:
•	the Company’s belief that the conditions precedent that the DOE proposed in order to close the loan by September 30, 2011 presented potential execution hurdles in light of the Company’s other projects, including the pending IPO; and

•	the Company’s belief that business terms at least comparable to those offered by the DOE would be available to the Company in 2012 as the Company’s initial-scale commercial production facility reached completion and commenced production.
     The Company believes the LGP is a worthwhile funding source for innovative biofuels technologies and intends to continue pursuing its LGP application in 2012 as one of a number of alternative financing sources available to fund its planned standard commercial production facilities. The Company is also in discussions with several private sector funding sources for its projects, including project finance, term loan structures, and high yield structures. The Company believes that, assuming conducive market conditions, it will have a number of financing options available to raise the funding needed to construct these facilities. In this regard, please note that, in Amendment No. 2, the Company has increased the proposed offering size from $100 million to $200 million to provide more certainty and clarity on the source of funding for a portion of its planned standard commercial production facilities.

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     The Company has also disclosed risks related to the capital requirements of our business and the potential implications of a lack of financing in the Registration Statement. See “Risk Factors — We will need substantial additional capital in the future in order to expand our business” beginning on page 14.
3.	We note the picture on the inside back cover page of the prospectus (immediately following page F-46 in the EDGAR-filed version of the document). The picture appears to show a KiOR logo next to the NASDAQ logo on the side of a building. Please clarify for us the purpose of this picture and your basis for including it in the prospectus. In this regard, while we recognize that you have applied to list your common stock on The Nasdaq Global Market, at this time, we do not have information indicating that your listing has been approved.
     The Company respectfully acknowledges the Staff’s comment. The picture has been replaced in the Registration Statement.
Prospectus Summary, page 1
4.	We note your response to comment nine of our letter dated May 5, 2011 as well as the added disclosure on page 1. Based on your response, it appears as if TIAX’s projections are based on input data that you supplied. Please disclose this fact in your prospectus.
     The Company has revised pages 1, 2, 72, 73 and 82 to indicate that such projections were based in part on data that the Company supplied to TIAX LLC.
Management’s Discussion and Analysis ..., page 41
Critical Accounting Policies and Estimates, page 45
Stock-Based Compensation, page 46
5.	We remind you to revise your registration statement to specifically address the differences between the estimated fair values you have determined and your anticipated IPO price, once determined.
     In a letter dated May 24, 2011, the Company previously confidentially provided the Staff with an anticipated price range (the “Confidential Price Range”) for the Company’s initial public offering. The Company’s most recent fair value determination for equity issuances was $14.05 per share of common stock on March 18, 2011.
     The Company supplementally advises the Staff that the Company believes that the increase in value of its stock reflected by the Confidential Price Range is based on continued positive Company developments since March 18, 2011, as identified below:

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•	First and foremost, the Company’s perceived likelihood of a successful IPO increased materially due to the Company’s filing of its Initial Registration Statement on April 11, 2011 and the continued favorable IPO market for renewable fuel offerings, including a successful peer company offering pricing on May 26, 2011 and the Company’s achievement of all of its pertinent IPO milestones.

•	The Company closed its $75 million interest-free loan with the Mississippi Development Authority and had drawn $28 million under the loan to help fund construction of the Company’s initial-scale commercial production facility in Columbus, Mississippi.

•	The Company closed a $55 million Series C round of financing with its existing investors, further validating the continued support of the Company’s equity investors to fund its future growth.

•	The Company broke ground on the Columbus facility and construction was proceeding on schedule and on budget.

•	The Company signed offtake agreements for the Columbus facility with two additional counterparties, Catchlight Energy LLC and FedEx Corporate Services, Inc., further validating the customer demand for the Company’s blendstock products.

•	The Company had deferred the consideration of its loan application with the DOE until 2012, and believed that satisfactory sources of additional or alternative financing to the DOE loan would be available to fund the construction of the Company’s planned standard commercial production facilities beginning in the second half of 2012.

•	The Company believes that it can successfully increase the size of its IPO from $100 million in the Initial Registration Statement to $200 million, providing the reasonable prospect for the Company successfully raising substantial additional equity capital to partially fund its future construction plans, thereby reducing the Company’s expected need to rely on debt financing.
     The foregoing factors contributed substantially to reducing the technical and operational risks attendant to the Company’s long-term growth plan, as well as increasing the prospects for the Company’s significant future capital raising activities to fund construction of its planned standard commercial production facilities.
Liquidity and Capital Resources, page 56
6.	We note your revised disclosure in the first bullet point in response to comment 17 of our letter dated May 5, 2011. You state that you expect your Columbus facility to “commence” production by the second half of 2012. Please confirm for us, if true, that at the time the facility commences production it will be substantially complete.

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     The Company confirms to the Staff that the Company expects that the Columbus facility will be substantially complete at the time the facility commences commercial production from that facility.
Long-Term Debt, page 58
7.	We note that you filed Exhibits 4.8, 4.9, 4.10, 4.11, 4.12, 4.13, and 4.14 in response to comment 19 of our letter dated May 5, 2011. Please refile these exhibits so that they include all applicable schedules, exhibits, and attachments. Similarly, please ensure all filed exhibits include all applicable appendices, schedules, exhibits, and attachments.
     The Company respectfully acknowledges the Staff’s comment and has refiled Exhibits 4.8, 4.9, 4.11 and 4.13.
Business, page 71
Our Distribution Plan, page 80
8.	We note your response to comment 22 of our letter dated May 5, 2011. Please explain to us why you believe the company’s business is not substantially dependent on the offtake agreements. In this regard, we note your risk factor disclosure on page 15 in which you state that your commercialization plan will be harmed if the counterparties to the agreements terminate the agreements.
     The Company believes that it will be able to sell the output from its planned commercial production facilities to a range of potential customers, including refiners, terminal and rack owners and fleet users. However, at the time that the Initial Registration Statement was filed, the Company had only one offtake agreement, and its commercialization plan would have been harmed if this agreement were terminated and it were unable to enter into agreements with other customers. Subsequent to the filing of the Initial Registration Statement, the Company entered into additional offtake agreements with other counterparties, and the Company is in discussions with additional potential customers for the production from its planned commercial production facilities. Because the Company has multiple offtake agreements for the output from its planned commercial production facilities and because the Company believes that it will be able to sell the output from these facilities to a range of potential customers, the Company does not believe that its business is substantially dependent on its current offtake agreements. The Company has revised page 15.

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Consolidated Financial Statements, page F-1
Consolidated Balance Sheets, page F-3
9.	Given your presentation of a pro forma balance sheet at March 31, 2011, please revise your registration statement to remove the pro forma balance sheet at December 31, 2010, and the related footnote on page F-7.
     The Company respectfully acknowledges the Staff’s comment and has deleted the December 31, 2010 pro forma balance sheet and the related footnote.
Note 10 — Convertible Preferred Stock Warrants, page F-43
Convertible Preferred Stock Warrant Liability, page 43
10.	We note your disclosures that the convertible preferred stock warrants will convert into warrants to purchase Class A common stock and Class B common stock, upon completion of the offering, and the warrant liability will be reclassified to additional paid-in capital. In this regard, please tell us and disclose:
•	the material provisions of the Class A and Class B warrants; and

•	your consideration of the guidance in FASB ASC 815-40-15-7 in determining that these warrants will be indexed to your common stock and accounted for as equity instruments.
     The Company respectfully acknowledges the Staff’s comment and notes that the material provisions of the warrants to purchase Series A and Series B convertible preferred stock are described under “Warrants Issued in Connection with Equipment Loans” and “Warrants Issued in Connection with Business Loan” in note 12 of the notes to consolidated financial statements and in note 10 of the notes to condensed consolidated financial statements. Upon conversion of the underlying shares of convertible preferred stock, the warrants will convert into warrants to purchase shares of Class A common stock and common stock (which will be redesignated as Class B common stock in connection with the offering) on identical terms. The Company has amended the notes to indicate that after the conversion of the underlying convertible preferred stock, the terms of the warrants to purchase shares of Class A common stock and common stock will be identical to the terms of the warrants to purchase convertible preferred stock.
     The Company has considered the guidance in ASC 815-40-15-7 and, upon conversion of the underlying convertible preferred stock, the Company believes that the warrants will be considered to be indexed to the Company’s own stock for the following reasons:
     Step 1. Evaluation of the contingent exercise provisions

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     There will be no contingent exercise provisions.
     Step 2. Evaluation of the settlement provisions
     Following conversion of the underlying convertible preferred stock into shares of Class A common stock or common stock, the warrants will no longer be subject to redemption and can be exercised or settled in only one of three ways:
     a. Payment of the exercise price. The holder may pay the full amount of the exercise price in exchange for the total number of shares issuable under the terms of the warrant.
     b. Cashless exercise option. Under the cashless exercise option, or net share settlement, the holder submits no payment, but the number of shares issued are reduced by the fair value of the equivalent number of shares that equals the exercise price. If the underlying shares are traded on a national securities exchange, the fair value of the shares is determined by the average of the previous five days’ closing prices immediately prior to the exercise date. The Company believes that this is substantially equivalent to the fair value of the underlying shares as of the exercise date.
     c. Expiration. The warrants may expire without being exercised.
     In accordance with ASC 815-40-15-7C, the warrants are considered to be indexed to the Company’s own stock if the settlement of the warrants is equal to the fair value of the difference between:
     1. The fair value of a fixed number of the entity’s equity shares; and
     2. A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.
     The Company believes that both exercise options are the difference between the fair value of a fixed number of equity shares and a fixed monetary amount as the holder will be in exactly the same monetary position under either option. Therefore, the Company has concluded that, upon conversion of the underlying convertible preferred stock to shares of Class A common stock or common stock, the warrants should be reclassified to equity.
     In response to the comments described above, the Company has revised its disclosure on pages F-11, F-43 and F-44.
* * * * *
     The Company supplementally advises the Staff that prior to commencing the offering the Company intends to effect a 2-for-1 stock split (the “Stock Split”). At such time, the Company will amend the Registration Statement to reflect the Stock Split. In the amendment to

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the Registration Statement that reflects the Stock Split, the Company will also reflect the conversion of the Series C convertible preferred stock assuming an offering price at the midpoint of the price range.
     If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1228 or Troy Lee of this office at 713.229.1477. Thank you for your attention to the matter.

Very truly yours, BAKER BOTTS L.L.P.
By:	/s/ Felix P. Phillips
Felix P. Phillips

Annex A
[Letterhead of KiOR, Inc.]
June 1, 2011
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Ms. Pamela Long
Ms. Jessica Dickerson

Re:	KiOR, Inc.
Registration Statement on Form S-1 (333-173440)
Amendment No. 2

Dear Ms. Long:
     KiOR, Inc. (the “Company”) hereby acknowledges in connection with its responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance contained in your letters dated May 5, 2011 and May 27, 2011 that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegating authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, KiOR, Inc.
By:	/s/ Christopher A. Artzer
Christopher A. Artzer
Vice President, General Counsel and Secretary